Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2010	2009	2009	2009	2009

Interest, Dividend and Fee Income
Loans	$1,763	$1,835	$1,920	$1,955	$2,250
Securities	518	448	494	665	820
Deposits with banks	17	19	23	48	96

	2,298	2,302	2,437	2,668	3,166

Interest Expense
Deposits	559	672	789	1,097	1,483
Subordinated debt	29	32	24	30	49
Capital trust securities and preferred shares	20	20	20	19	21
Other liabilities	158	136	138	187	286

	766	860	971	1,333	1,839

Net Interest Income	1,532	1,442	1,466	1,335	1,327
Provision for credit losses (Note 2)	333	386	417	372	428

Net Interest Income After Provision for Credit Losses	1,199	1,056	1,049	963	899

Non-Interest Revenue
Securities commissions and fees	263	250	240	235	248
Deposit and payment service charges	200	205	206	204	205
Trading revenues	126	163	273	63	224
Lending fees	142	149	140	148	119
Card fees	35	29	35	33	24
Investment management and custodial fees	88	87	85	84	88
Mutual fund revenues	133	128	119	106	114
Securitization revenues	172	201	202	262	264
Underwriting and advisory fees	122	116	101	103	77
Securities gains (losses), other than trading	47	14	(12)	(42)	(314)
Foreign exchange, other than trading	21	14	1	25	13
Insurance income	82	86	85	64	60
Other	62	105	37	35	(7)

	1,493	1,547	1,512	1,320	1,115

Net Interest Income and Non-Interest Revenue	2,692	2,603	2,561	2,283	2,014

Non-Interest Expense
Employee compensation (Note 8)	1,111	1,047	1,122	1,129	1,087
Premises and equipment	308	302	313	339	327
Amortization of intangible assets	50	50	48	54	51
Travel and business development	72	81	73	73	82
Communications	50	58	55	57	51
Business and capital taxes	11	(3)	19	13	15
Professional fees	77	97	91	82	92
Other	160	147	162	141	136

	1,839	1,779	1,883	1,888	1,841

Restructuring Reversal	–	–	(10)	–	–

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	853	824	688	395	173
Provision for (Recovery of) income taxes	177	158	112	18	(71)

	676	666	576	377	244
Non-controlling interest in subsidiaries	19	19	19	19	19

Net Income	$657	$647	$557	$358	$225

Preferred share dividends	$35	$38	$33	$26	$23
Net income available to common shareholders	$622	$609	$524	$332	$202
Average common shares (in thousands)	553,992	550,495	547,134	543,634	520,020
Average diluted common shares (in thousands)	557,311	554,151	549,968	544,327	523,808

Earnings Per Share (Canadian $)
Basic	$1.12	$1.12	$0.97	$0.61	$0.39
Diluted	1.12	1.11	0.97	0.61	0.39
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2010 • 25

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
	2010	2009	2009	2009	2009

Assets
Cash and Cash Equivalents	$12,341	$9,955	$10,758	$10,247	$16,951

Interest Bearing Deposits with Banks	3,563	3,340	3,809	3,985	9,439

Securities
Trading	64,874	59,071	66,152	66,704	61,752
Available-for-sale	52,690	50,303	42,559	39,295	35,189
Other	1,506	1,439	1,436	1,501	1,517

	119,070	110,813	110,147	107,500	98,458

Securities Borrowed or Purchased Under Resale Agreements	34,498	36,006	45,250	38,521	32,283

Loans
Residential mortgages	46,535	45,524	48,760	48,052	50,107
Consumer instalment and other personal	46,813	45,824	44,466	44,316	44,355
Credit cards	3,324	2,574	2,383	2,100	2,105
Businesses and governments	67,690	68,169	70,705	77,271	84,557

	164,362	162,091	166,314	171,739	181,124
Customers’ liability under acceptances	7,169	7,640	9,042	9,736	10,716
Allowance for credit losses (Note 2)	(1,943)	(1,902)	(1,798)	(1,825)	(1,741)

	169,588	167,829	173,558	179,650	190,099

Other Assets
Derivative instruments	45,702	47,898	59,580	77,473	81,985
Premises and equipment	1,628	1,634	1,642	1,684	1,709
Goodwill	1,584	1,569	1,551	1,670	1,706
Intangible assets	712	660	647	671	676
Other	9,937	8,754	8,419	10,844	9,868

	59,563	60,515	71,839	92,342	95,944

Total Assets	$398,623	$388,458	$415,361	$432,245	$443,174

Liabilities and Shareholders’ Equity
Deposits
Banks	$22,318	$22,973	$23,211	$27,874	$31,422
Businesses and governments	119,568	113,738	122,269	118,205	133,388
Individuals	98,413	99,445	99,473	101,090	99,770

	240,299	236,156	244,953	247,169	264,580

Other Liabilities
Derivative instruments	42,867	44,765	58,570	75,070	77,764
Acceptances	7,169	7,640	9,042	9,736	10,716
Securities sold but not yet purchased	15,953	12,064	12,717	14,131	16,327
Securities lent or sold under repurchase agreements	50,226	46,312	48,816	46,170	36,012
Other	16,592	15,938	16,149	14,708	12,969

	132,807	126,719	145,294	159,815	153,788

Subordinated Debt (Note 9)	3,742	4,236	4,249	4,379	4,389

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 10)	8,939	8,769	8,626	8,099	7,676
Contributed surplus	89	79	78	77	76
Retained earnings	11,981	11,748	11,525	11,391	11,434
Accumulated other comprehensive income (loss)	(384)	(399)	(514)	165	81

	20,625	20,197	19,715	19,732	19,267

Total Liabilities and Shareholders’ Equity	$398,623	$388,458	$415,361	$432,245	$443,174

The accompanying notes are an integral part of these interim consolidated financial statements.

26 • BMO Financial Group First Quarter Report 2010

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2010	2009

Net income	$657	$225
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	(23)	66
Net change in unrealized gains on cash flow hedges	85	192
Net gain (loss) on translation of net foreign operations	(47)	74

Total Comprehensive Income	$672	$557

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2010	2009

Preferred Shares
Balance at beginning of period	$2,571	$1,746
Issued during the period (Note 10)	–	150

Balance at End of Period	2,571	1,896

Common Shares
Balance at beginning of period	6,198	4,773
Issued during the period (Note 10)	–	1,000
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	126	35
Issued under the Stock Option Plan	44	10

Balance at End of Period	6,368	5,818

Treasury shares (Note 10)	–	(38)

Contributed Surplus
Balance at beginning of period	79	69
Stock option expense/exercised	10	5
Premium on treasury shares	–	2

Balance at End of Period	89	76

Retained Earnings
Balance at beginning of period	11,748	11,632
Net income	657	225
Dividends – Preferred shares	(35)	(23)
– Common shares	(389)	(378)
Share issue expense	–	(22)

Balance at End of Period	11,981	11,434

Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of period	480	(74)
Unrealized losses on available-for-sale securities arising during the period (net of income tax recovery of $9 and $20)	(21)	(44)
Reclassification to earnings of losses in the period (net of income tax (provision) recovery of less than $1 and $(52))	(2)	110

Balance at End of Period	457	(8)

Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	14	258
Gains on cash flow hedges arising during the period (net of income tax provision of $(26) and $(78))	77	193
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax (provision) recovery of $(6) and less than $1)	8	(1)

Balance at End of Period	99	450

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(893)	(435)
Unrealized gain (loss) on translation of net foreign operations	(141)	228
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $(39) and $66)	94	(154)

Balance at End of Period	(940)	(361)

Total Accumulated Other Comprehensive Income (Loss)	(384)	81

Total Shareholders’ Equity	$20,625	$19,267

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2010 • 27

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2010	2009

Cash Flows from Operating Activities
Net income	$657	$225
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	18	241
Net (gain) loss on securities, other than trading	(65)	73
Net (increase) decrease in trading securities	(6,000)	4,880
Provision for credit losses	333	428
(Gain) on sale of securitized loans (Note 3)	(122)	(182)
Change in derivative instruments – (Increase) decrease in derivative asset	1,637	(16,068)
– Increase (decrease) in derivative liability	(1,409)	17,178
Amortization of premises and equipment	65	65
Amortization of intangible assets	50	51
Net (increase) decrease in future income taxes	21	(130)
Net (increase) in current income taxes	(660)	(21)
Change in accrued interest – Decrease in interest receivable	101	208
– Decrease in interest payable	(268)	(137)
Changes in other items and accruals, net	272	(513)
(Gain) on sale of land and buildings	(4)	–

Net Cash Provided by (Used in) Operating Activities	(5,374)	6,298

Cash Flows from Financing Activities
Net increase in deposits	5,572	4,919
Net increase (decrease) in securities sold but not yet purchased	3,926	(2,588)
Net increase in securities lent or sold under repurchase agreements	4,227	3,382
Repayment of subordinated debt (Note 9)	(500)	(140)
Redemption of preferred share liability (Note 10)	–	(250)
Proceeds from issuance of preferred shares (Note 10)	–	150
Proceeds from issuance of common shares (Note 10)	44	1,010
Share issue expense	–	(22)
Cash dividends paid	(298)	(366)

Net Cash Provided by Financing Activities	12,971	6,095

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(261)	2,523
Purchases of securities, other than trading	(8,045)	(11,860)
Maturities of securities, other than trading	2,322	4,030
Proceeds from sales of securities, other than trading	2,797	5,711
Net (increase) in loans	(2,517)	(5,498)
Proceeds from securitization of loans (Note 3)	333	4,637
Net (increase) decrease in securities borrowed or purchased under resale agreements	1,154	(4,079)
Proceeds from sales of land and buildings	5	–
Premises and equipment – net purchases	(54)	(41)
Purchased and developed software – net purchases	(43)	(46)
Acquisitions (Note 7)	(898)	(6)

Net Cash Used in Investing Activities	(5,207)	(4,629)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(4)	53

Net Increase in Cash and Cash Equivalents	2,386	7,817
Cash and Cash Equivalents at Beginning of Period	9,955	9,134

Cash and Cash Equivalents at End of Period	$12,341	$16,951

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$11,341	$15,537
Cheques and other items in transit, net	1,000	1,414

	$12,341	$16,951

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$1,039	$1,970
Amount of income taxes paid in the period	$810	$140

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

28 • BMO Financial Group First Quarter Report 2010

Notes to Consolidated Financial Statements
January 31, 2010 (Unaudited)

Note 1: Basis of Presentation
These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2009 as set out on pages 114 to 164 of our 2009 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2009.

Note 2: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in
A continuity of our allowance for credit losses is as follows:
other liabilities in our Consolidated Balance Sheet. As at January 31, 2010 and 2009, there was no allowance for credit losses related to other credit instruments included in other liabilities.

(Canadian $ in millions)
			Credit card, consumer
			instalment and other		Business and		Customers’ liability
	Residential mortgages		personal loans		government loans		under acceptances		Total
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
For the three months ended	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Specific Allowance at beginning of period	$33	$13	$51	$2	$507	$411	$5	$–	$596	$426
Provision for credit losses	6	3	164	129	158	296	5	–	333	428
Recoveries	–	–	32	28	13	8	–	–	45	36
Write-offs	(2)	–	(191)	(158)	(161)	(333)	–	–	(354)	(491)
Foreign exchange and other	–	–	–	–	(7)	8	–	–	(7)	8

Specific Allowance at end of period	37	16	56	1	510	390	10	–	613	407

General Allowance at beginning of period	18	8	266	242	968	1,030	54	41	1,306	1,321
Provision for credit losses	5	13	44	16	(40)	(28)	(9)	(1)	–	–
Foreign exchange and other (1)	–	–	24	–	–	13	–	–	24	13

General Allowance at end of period	23	21	334	258	928	1,015	45	40	1,330	1,334

Total Allowance	$60	$37	$390	$259	$1,438	$1,405	$55	$40	$1,943	$1,741

(1)	Included in the credit cards, consumer instalment and other personal loans and the business and government loans categories at January 31, 2010 are $24 million and $9 million, respectively, related to the acquisition of the net cardholder receivables of the Diners Club North American franchise (see Note 7).

Note 3: Securitization
The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the three months ended January 31, 2010 and 2009:

(Canadian $ in millions)
	Residential mortgages		Credit card loans		Total
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
For the three months ended	2010	2009	2010	2009	2010	2009

Net cash proceeds (1)	$331	$4,617	$–	$–	$331	$4,617
Investment in securitization vehicles (2)	–	–	–	–	–	–
Deferred purchase price	18	89	–	–	18	89
Servicing liability	(3)	(20)	–	–	(3)	(20)

	346	4,686	–	–	346	4,686
Loans sold	337	4,660	–	–	337	4,660

Gain on sale of loans from new securitizations	$9	$26	$–	$–	$9	$26

Gain on sale of loans sold to revolving securitization vehicles	$18	$40	$95	$116	$113	$156

(1)	Net cash proceeds represent cash proceeds less issuance costs.

(2)	Includes credit card securities retained on-balance sheet by the bank.

BMO Financial Group First Quarter Report 2010 • 29

The key weighted-average assumptions used to value the deferred purchase price for securitizations were as follows:

	Residential mortgages		Credit card loans (1)
	January 31,	January 31,	January 31,	January 31,
For the three months ended	2010	2009	2010	2009

Weighted-average life (years)	4.87	3.15	1.00	1.00
Prepayment rate (%)	16.00	25.37	36.52	38.47
Interest rate (%)	4.19	4.21	21.47	21.43
Expected credit losses (2)	–	–	4.45	2.76
Discount rate (%)	2.87	3.25	9.23	10.05

(1)	There were no credit card securitization transactions in the three months ended January 31, 2010 and 2009.

(2)	As the residential mortgages are fully insured, there are no expected credit losses.

Note 4: Variable Interest Entities
Total assets in our Variable Interest Entities (“VIEs”) and our maximum exposure to losses are summarized in the following table which are described in further detail below. For additional information on our VIEs, refer to Note 9 on pages 127 to 129 of our 2009 Annual Report.

(Canadian $ in millions)		January 31, 2010					October 31, 2009
						Total						Total
	Maximum exposure to loss					assets	Maximum exposure to loss					assets
		Drawn						Drawn
		facilities						facilities
	Undrawn	and loans	Securities	Derivative			Undrawn	and loans	Securities	Derivative
	facilities (1)	provided (2)	held	assets	Total		facilities (1)	provided (2)	held	assets	Total

Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	$5,018	$–	$104	$36	$5,158	$4,926	$5,819	$–	$328	$44	$6,191	$5,674
U.S. customer securitization vehicle	5,228	442	–	2	5,672	4,685	6,214	158	–	2	6,374	4,943
Bank securitization vehicles (3)	5,100	–	645	99	5,844	9,469	5,100	–	625	94	5,819	9,719
Credit protection vehicle – Apex (4)(5)	1,030	–	924	948	2,902	2,202	918	112	833	1,236	3,099	2,322
Structured investment vehicles (6)	241	6,844	–	11	7,096	6,859	247	7,230	–	12	7,489	6,968
Structured finance vehicles	n/a	n/a	1,799	–	1,799	2,647	n/a	n/a	1,762	–	1,762	2,451
Capital and funding trusts	43	12	2	–	57	1,270	43	12	2	–	57	1,270

Total	$16,660	$7,298	$3,474	$1,096	$28,528	$32,058	$18,341	$7,512	$3,550	$1,388	$30,791	$33,347

Consolidated VIEs
Canadian customer securitization vehicles (3)(7)	$641	$–	$628	$–	$1,269	$628	$733	$–	$719	$–	$1,452	$719
Structured finance vehicles	n/a	n/a	53	–	53	53	n/a	n/a	54	–	54	54
Capital and funding trusts	9,234	1,766	880	44	11,924	4,857	9,013	1,987	880	45	11,925	5,190

Total	$9,875	$1,766	$1,561	$44	$13,246	$5,538	$9,746	$1,987	$1,653	$45	$13,431	$5,963

(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities to our Canadian customer securitization vehicles related to credit support as at January 31, 2010 and October 31, 2009. Backstop liquidity facilities to our U.S. customer securitization vehicle include credit support and are discussed in Note 6.

(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans – Businesses and governments.

(3)	Securities held in our bank securitization vehicles are comprised of $80 million of commercial paper classified as trading securities ($55 million in 2009), and $293 million of deferred purchase price ($293 million in 2009) and $272 million of asset-backed securities ($277 million in 2009) classified as available-for-sale securities. Securities held in our Canadian customer securitization vehicles are comprised of commercial paper and are classified as trading securities. Assets held by all these vehicles relate to assets in Canada.

(4)	Derivatives held with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties which are also classified as trading instruments.

(5)	Securities held are classified as trading securities and have a face value of $1,415 million. A third party holds its exposure to Apex through a total return swap with us on $600 million of these securities as at January 31, 2010 and October 31, 2009. During the year ended October 31, 2009, we hedged our exposure to the remaining $815 million of notes through a credit default swap.

(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. Our exposure was $nil as at January 31, 2010 and the year ended October 31, 2009.

(7)	Total assets held as at January 31, 2010 are comprised of a loan of $481 million ($560 million as at October 31, 2009) and $147 million of other assets ($159 million in 2009).

n/a – not applicable

U.S. Customer Securitization Vehicle
Our exposure to our U.S. customer securitization vehicle is summarized in the preceding table. Included in our exposure are backstop liquidity facilities that we provide. We use our credit adjudication process in deciding whether to extend the backstop liquidity facility just as we do when extending credit in the form of a loan. During the quarter ended January 31, 2010, we provided funding of US$277 million in accordance with the terms of these liquidity facilities. Subsequent to quarter end, an additional US$27 million of funding was provided in accordance with the term of these liquidity facilities. The amount outstanding related to funding previously advanced was $145 million (US$136 million) as at January 31, 2010. These amounts are included in the preceding table.

30 • BMO Financial Group First Quarter Report 2010

Note 5: Financial Instruments
Change in Accounting Policy
On August 1, 2008, we elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities

A continuity of the transferred securities is as follows:
for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time.

(Canadian $ in millions)	For the three months ended
	January 31, 2010	October 31, 2009	July 31, 2009	April 30, 2009	January 31, 2009

Fair value of securities at beginning of period	$1,378	$1,493	$1,732	$1,737	$1,955
Net (sales/maturities) purchases	(343)	(162)	(175)	(54)	(222)
Fair value change recorded in Other Comprehensive Income	38	46	62	93	31
Other than temporary impairment recorded in income	(9)	(18)	(23)	(8)	(50)
Impact of foreign exchange	(26)	19	(103)	(36)	23

Fair value of securities at end of period	$1,038	$1,378	$1,493	$1,732	$1,737

Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. Our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)
	Available-for-sale securities		Trading securities		Fair value liabilities		Derivative assets		Derivative liabilities
	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Valued using quoted market prices	$38,051	$35,590	$60,058	$55,401	$15,953	$12,064	$1,474	$1,881	$808	$813
Valued using internal models (with observable inputs)	12,382	12,271	4,491	3,184	3,257	2,473	43,739	45,438	41,883	43,779
Valued using internal models (without observable inputs)	2,257	2,442	325	486	–	–	489	579	176	173

Total	$52,690	$50,303	$64,874	$59,071	$19,210	$14,537	$45,702	$47,898	$42,867	$44,765

Sensitivity analysis for the most significant items valued using internal models without observable inputs is described below.
     As at January 31, 2010, within available-for-sale securities is deferred purchase price of $699 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price based on expected future cash flows that are driven by prepayment rate and interest rate assumptions. The determination of the interest rate (excess spread) used in the discounted cash flow model has the most significant impact on the valuation of the deferred purchase price. The impact of assuming a 10 percent increase or decrease in the interest rate would result in a change in fair value of $97 million and $(97) million, respectively.
     Within trading securities was $192 million of commercial mortgage-backed securities designated as trading under the fair value option. We have determined the valuation of these securities based on expected discounted cash flows. The determination of the market yields used in the discounted cash flow model has the most significant impact on the valuation of the securities. The impact of assuming a 50 basis points increase or decrease in the market yield would result in a change in fair value of $(4) million and $4 million, respectively.
     Within derivative assets and derivative liabilities as at January 31, 2010 was $478 million and $57 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(4) million and $4 million, respectively.
Financial Liabilities Designated as Held for Trading
A portion of our structured note liabilities have been designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $26 million for the quarter ended January 31, 2010, including a charge of $6 million attributable to changes in our credit spread (an increase in non-interest revenue, trading revenues of $53 million and a charge of $158 million, respectively for the twelve months ended October 31, 2009). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.
     The change in fair value related to changes in our credit spread that has been recognized since they were designated as held for trading to January 31, 2010 was an unrealized loss of $49 million. Starting in 2009, we hedged the exposure to changes in our credit spreads and have recorded $160 million of gains on these hedging instruments since inception.
     The fair value and amount due at contractual maturity of structured notes accounted for as held for trading as at January 31, 2010 were $3,257 million and $3,488 million, respectively ($3,073 million and $3,377 million, respectively, as at October 31, 2009).

BMO Financial Group First Quarter Report 2010 • 31

Note 6: Guarantees
In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $11,673 million as at January 31, 2010 ($11,384 million as at October 31, 2009). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
     No amount was included in our Consolidated Balance Sheet as at January 31, 2010 and 2009 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
The maximum amount payable under these backstop and other liquidity facilities totalled $17,464 million as at January 31, 2010 ($19,108 million as at October 31, 2009). As at January 31, 2010, $514 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($185 million as at October 31, 2009), of which $442 million (US$413 million) ($158 million or US$146 million as at October 31, 2009) related to the U.S. customer securitization vehicle discussed in Note 4.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 4.
Senior Funding Facilities
We provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. The majority of these facilities support the repayment of senior note obligations of the SIVs. As at January 31, 2010, $6,844 million was drawn ($7,342 million as at October 31, 2009), in accordance with the terms of the funding facilities related to the SIVs and credit protection vehicle discussed in Note 4.
     In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at January 31, 2010 and October 31, 2009.

Note 7: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
Diners Club
On December 31, 2009, we completed the acquisition of the net cardholder receivables of the Diners Club North American franchise from Citigroup for total cash consideration of $882 million, subject to a post-closing adjustment based on net assets. The acquisition of the net cardholder receivables of Diners Club gives us the right to issue Diners Club cards to corporate and professional clients in the United States and Canada and will accelerate our initiative to expand in the travel and entertainment card sector for commercial customers across North America. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 15 years and a computer software intangible asset that is being amortized on a straight-line basis over five years. Goodwill related to this acquisition is deductible for tax purposes. Diners Club is part of our Personal and Commercial Banking Canada reporting segment.
Paloma Securities L.L.C. (“Paloma”)
On December 23, 2009, we completed the acquisition of selected assets used in the securities lending business of Paloma for cash consideration of $7 million and hired their global securities lending team. The acquisition provides us with the opportunity to expand our securities lending operation. Goodwill related to this acquisition is deductible for tax purposes. This acquisition is part of our BMO Capital Markets reporting segment.
Integra GRS (“Integra”)
On November 23, 2009, we completed the acquisition of the record keeping business of Integra, a wholly owned subsidiary of Integra Capital Management Corporation for cash consideration of $13 million, plus contingent consideration of up to $4 million based on revenue to be generated in the future. The acquisition of Integra extends our existing wealth management offering. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over five years and a computer software intangible asset that is being amortized on a straight-line basis over three years. Goodwill related to this acquisition is deductible for tax purposes. Integra is part of our Private Client Group reporting segment.

32 • BMO Financial Group First Quarter Report 2010

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)

	Diners Club	Paloma	Integra

Cash resources	$–	$–	$–
Securities	–	–	–
Loans	931	–	–
Premises and equipment	–	–	–
Goodwill	11	7	5
Intangible assets	58	–	8
Other assets	8	–	–

Total assets	1,008	7	13

Other liabilities	126	–	–

Total liabilities	126	–	–

Purchase price	$882	$7	$13

The allocation of the purchase price for Diners Club, Paloma and Integra is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Note 8: Employee Compensation
Stock Options
During the quarter ended January 31, 2010, we granted a total of 1,737,204 stock options. The weighted-average fair value of options granted during the quarter ended January 31, 2010 was $9.97 per option. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For stock options granted during the three months ended January 31, 2010

Expected dividend yield	6.6%
Expected share price volatility	27.5%
Risk-free rate of return	2.9%
Expected period until exercise (in years)	6.5

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
	January 31,	January 31,	January 31,	January 31,
For the three months ended	2010	2009	2010	2009

Benefits earned by employees	$33	$30	$5	$4
Interest cost on accrued benefit liability	64	66	14	12
Actuarial loss recognized in expense	18	19	1	–
Amortization of plan amendment costs	4	3	(2)	(2)
Expected return on plan assets	(71)	(61)	(1)	(2)

Benefits expense	48	57	17	12
Canada and Quebec pension plan expense	14	14	–	–
Defined contribution expense	2	2	–	–

Total pension and other employee future benefit expenses	$64	$73	$17	$12

Note 9: Subordinated Debt
During the quarter ended January 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, First Tranche, due 2015, totalling $500 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
During the quarter ended January 31, 2009, our $140 million 10.85% Debentures, Series 12 matured.

Note 10: Share Capital
During the quarter ended January 31, 2010, we did not issue or redeem any preferred shares.
     During the quarter ended January 31, 2009, we issued 33,340,000 common shares at a price of $30.00 per share, representing an aggregate issue price of $1.0 billion.
      During the quarter ended January 31, 2009, we issued 6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 18, at a price of $25.00 per share, representing an aggregate issue price of $150 million.

BMO Financial Group First Quarter Report 2010 • 33

     During the quarter ended January 31, 2009, we redeemed all of our 10,000,000 Non-Cumulative Class B Preferred shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represents an aggregate redemption price of approximately $253 million.
On November 19, 2009, we announced that we had obtained all required approvals from the Office of Superintendent of Financial Institutions (“OSFI”) and the Toronto Stock Exchange to renew our normal course issuer bid. This will allow us to repurchase up to 15,000,000 of our common shares during the period from December 2, 2009 to December 1, 2010.
     We did not repurchase any common shares under the existing normal course issuer bid that expires on December 1, 2010 and pursuant to which we are permitted to purchase up to 15,000,000 common shares.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a value higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a value below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)			January 31, 2010
	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	$200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–
Class B – Series 15	10,000,000	250	–
Class B – Series 16	12,000,000	300	–
Class B – Series 18	6,000,000	150	–
Class B – Series 21	11,000,000	275	–
Class B – Series 23	16,000,000	400	–

		2,571
Common Shares	555,395,343	6,368

Share Capital		$8,939

Stock options issued under stock option plan		n/a	19,057,503 common shares

(a)	For additional information refer to Notes 21 and 23 to our consolidated financial statements for the year ended October 31, 2009 on pages 144 to 148 of our 2009 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$300 million.

n/a – not applicable

Note 11: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios and internal assessment of risk-based capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.
We have met our capital targets as at January 31, 2010. Our capital position as at January 31, 2010 is detailed in the Capital Management section on page 14 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

Note 12: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.
Market Risk
Market risk is the potential for a negative impact on the balance sheet and/or statement of income resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
     Key measures as at January 31, 2010 are outlined in the Risk Management section on pages 9 to 11 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

34 • BMO Financial Group First Quarter Report 2010

Note 13: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)

	January 31,	January 31,
For the three months ended	2010	2009

Net Income – Canadian GAAP	$657	$225
United States GAAP adjustments	(6)	78

Net Income – United States GAAP	$651	$303

Earnings Per Share
Basic – Canadian GAAP	$1.12	$0.39
Basic – United States GAAP	1.11	0.54
Diluted – Canadian GAAP	1.12	0.39
Diluted – United States GAAP	1.11	0.54

Convertible Debt Instruments
During the quarter ended January 31, 2010, we adopted new United States guidance issued by the Financial Accounting Standards Board (“FASB”) on the accounting for convertible debt instruments that may be settled in cash (or other assets) upon conversion, including partial cash settlement. This guidance requires that we account for the liability and equity components separately. This new guidance did not have any impact on our United States GAAP reconciliation because we do not have any convertible debt instruments, as all of our convertible preferred shares and capital trust securities are classified as equity instruments under United States GAAP.
Non-controlling Interests in Consolidated Financial Statements
During the quarter ended January 31, 2010, we adopted the new FASB accounting standard on non-controlling interests. Under this new standard, all non-controlling interests in subsidiaries will be reported as equity for United
States GAAP reporting purposes. Under Canadian GAAP, all non-controlling interests are reported as other liabilities.
Business Combinations
During the quarter ended January 31, 2010, we adopted the new FASB accounting standard on business combinations. Under this new standard, we will recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their fair values as of the acquisition date. Under Canadian GAAP, the assets acquired and liabilities assumed are adjusted only for the acquirer’s share of the fair value. Non-controlling interests are recorded at their share of the carrying values recorded in the accounting records of the acquiree. The new standard did not result in any significant United States GAAP reporting differences for the acquisitions that have occurred since adoption.

Note 14: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines. Effective in the third quarter of 2009, the results of our term deposits business are included in P&C Canada rather than Private Client Group, where the business is now better aligned with P&C Canada’s retail product strategy. Prior periods have been restated to reflect this reclassification.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service, online brokerage and insurance in Canada and private banking and investment products in Canada and the United States. Effective in the third quarter of 2009, all of our insurance operations are included within PCG, bringing our insurance capabilities and skill sets together as part of our wealth management offering. Prior periods have been restated to reflect this reclassification.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

BMO Financial Group First Quarter Report 2010 • 35

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.
     Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
     Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
     Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
     Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Securitization Accounting
During the quarter, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada with offsetting amounts in Corporate and net interest income earned on all securitized mortgage assets are included in P&C Canada net interest income. Previously net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Prior periods have been restated to conform to the current period’s presentation.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

36 • BMO Financial Group First Quarter Report 2010

Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)
	P&C	P&C			Corporate	Total
For the three months ended January 31, 2010 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$1,019	$200	$87	$408	$(182)	$1,532
Non-interest revenue	392	56	463	512	70	1,493

Total Revenue	1,411	256	550	920	(112)	3,025
Provision for credit losses	120	19	2	78	114	333
Amortization	32	16	9	10	48	115
Non-interest expense	677	196	389	490	(28)	1,724

Income before taxes and non-controlling interest in subsidiaries	582	25	150	342	(246)	853
Income taxes	179	8	37	94	(141)	177
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$403	$17	$113	$248	$(124)	$657

Average Assets	$141,347	$26,396	$13,593	$208,299	$4,085	$393,720

Goodwill (As At)	$128	$973	$365	$116	$2	$1,584

	P&C	P&C			Corporate	Total
For the three months ended January 31, 2009 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$923	$240	$92	$516	$(444)	$1,327
Non-interest revenue	338	59	387	211	120	1,115

Total Revenue	1,261	299	479	727	(324)	2,442
Provision for credit losses	95	18	1	42	272	428
Amortization	33	20	7	11	44	115
Non-interest expense	671	210	387	464	(6)	1,726

Income before taxes and non-controlling interest in subsidiaries	462	51	84	210	(634)	173
Income taxes	147	17	16	33	(284)	(71)
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$315	$34	$68	$177	$(369)	$225

Average Assets	$139,982	$33,753	$9,547	$288,117	$(8,396)	$463,003

Goodwill (As At)	$122	$1,117	$354	$111	$2	$1,706

					Other
For the three months ended January 31, 2010 (2)			Canada	United States	countries	Total

Net interest income			$1,149	$347	$36	$1,532
Non-interest revenue			1,076	333	84	1,493

Total Revenue			2,225	680	120	3,025
Provision for credit losses			138	190	5	333
Amortization			87	27	1	115
Non-interest expense			1,256	425	43	1,724

Income before taxes and non-controlling interest in subsidiaries			744	38	71	853
Income taxes			168	1	8	177
Non-controlling interest in subsidiaries			14	5	–	19

Net Income			$562	$32	$63	$657

Average Assets			$257,126	$110,612	$25,982	$393,720

Goodwill (As At)			$452	$1,110	$22	$1,584

					Other
For the three months ended January 31, 2009 (2)			Canada	United States	countries	Total

Net interest income			$797	$425	$105	$1,327
Non-interest revenue			797	367	(49)	1,115

Total Revenue			1,594	792	56	2,442
Provision for credit losses			111	317	–	428
Amortization			80	34	1	115
Non-interest expense			1,206	479	41	1,726

Income before taxes and non-controlling interest in subsidiaries			197	(38)	14	173
Income taxes			1	(56)	(16)	(71)
Non-controlling interest in subsidiaries			13	6	–	19

Net Income			$183	$12	$30	$225

Average Assets			$273,968	$159,460	$29,575	$463,003

Goodwill (As At)			$440	$1,242	$24	$1,706

(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group First Quarter Report 2010 • 37